AD 2/22

SECU [barcode] MISSION

08026129

SEC
Mail Processing
Section

FEB 20 2008

Washington, DC
101

SEC FILE NO.
8-66469

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (mm/dd/yy) AND ENDING 12/31/07 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALDERWOOD CAPITAL LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

505 MONTGOMERY STREET, 11TH FLOOR
(No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER BEROS (415) 874-3382
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
FEB 25 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2/22

OATH OR AFFIRMATION

I, **CHRISTOPHER BEROS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ALDERWOOD CAPITAL LLC** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 19th day of February, 2008, by Christopher K. Bros, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Seal ____________________

Signature ____________________

DEBRA E. RICE
Commission # 1568216
Notary Public - California
San Francisco County
My Comm. Expires May 8, 2009

Alderwood Capital LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Managing Member
Alderwood Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Alderwood Capital LLC (the Company) as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alderwood Capital LLC at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

February 11, 2008

Alderwood Capital LLC

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	74,094
Other assets		2,565
Total assets	$	76,659

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	6,706
Member's equity		69,953
Total liabilities and member's equity	$	76,659

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Statement of Income

For the Year Ended December 31, 2007

Revenues:		
Advisory fees	$	1,073,500
Other income		35,000
Total revenue		1,108,500
Expenses:		
Consulting		427,201
Rent		20,430
Professional fees		19,746
Information services		7,200
Telecommunications		4,868
Other operating expenses		15,862
Total expenses		495,307
Income before taxes		613,193
Tax provision		800
Net income	$	612,393

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2007

Members' Equity at December 31, 2006	$ 77,121
Distributions	(568,500)
Redemption of membership interest	(51,061)
Net income	612,393
Member's Equity at December 31, 2007	$ 69,953

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Statement of Cash Flows

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 612,393
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase (decrease) in:	
Accounts payable and accrued expenses	(2,727)
Net cash provided (used) by operating activities	609,666
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(568,500)
Redemption of membership interest	(51,061)
Net cash provided (used) by financing activiities	(619,561)
Net increase (decrease) in cash and cash equivalents	$ (9,895)
Cash and cash equivalents, beginning of year	83,989
Cash and cash equivalents, end of year	$ 74,094
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 800

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Notes to the Financial Statements

December 31, 2007

(1) Organization

Alderwood Capital LLC (the Company) was organized as a California limited liability company on February 20, 2004. The Company is a registered broker-dealer and was accepted as a member of the National Association of Securities Dealers, Inc. (NASD) effective October 13, 2004. The Company provides private-market investment banking and related financial advisory services to emerging and middle market companies located primarily in the western United States.

(2) Summary of Significant Accounting Policies

Advisory Fees
Advisory fees are earned from providing private-market investment banking and/or related financial advisory services. Revenue is recognized when earned according to the terms of the Company's engagements with its clients and the income is reasonably determinable. The terms of the Company's client engagements typically call for payments either periodically (in the form of a monthly retainer for example) and/or upon the happening of a predetermined specified event, usually the successful completion of an investment banking transaction.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

(3) Leases

During the year the Company leased office space, furniture, and telecommunications equipment in San Francisco, California from a single lessor under a service agreement that expired December 31, 2005. Since the expiration, the Company and lessor agreed informally to extend the agreement until December 31, 2007. On January 1, 2008, the Company entered into a new, one-year lease at the same location.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2007, the Company's net capital was $67,388, which exceeded the requirement by $62,388.

(5) Risk Concentrations

For the year ended December 31, 2007, 95% of advisory fees were earned from four clients.

(6) Defined Contribution Pension Plan

The Company sponsors a Simplified Employee Pension Plan that covers the member and employees who have completed one year of service and have attained age 21. Contributions to the plan are determined annually for up to 25% of compensation at the Company's discretion. The member of the Company was the only eligible participant for plan year 2007. Company contributions to the plan for the Company's member is treated as distributions of capital at the time of funding.

(7) Member Equity

Effective January 1, 2007, the Company redeemed the entire interest of one of the Company's two members. The firm has continued as a solely owned limited liability company.

SUPPLEMENTAL INFORMATION

Alderwood Capital LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2007

Net Capital		
Total member's equity qualified for net capital	$	69,953
Less: Non-allowable assets		
Prepaid expenses and other assets		2,565
Net capital	$	67,388
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $6,706 or $5,000, whichever is greater		5,000
Excess net capital	$	62,388

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2007)

There were no material differences noted in the Company's net capital computation.

Alderwood Capital LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2007

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Member
Alderwood Capital LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Alderwood Capital LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007, and this report does not affect our report thereon dated February 11, 2008.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S A Wirth + Associates

February 11, 2008

END